UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35658

Grupo Financiero Santander México, S.A.B. de C.V.1

(Exact name of registrant as specified in its charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing five shares of the Series B common stock of Grupo Financiero Santander México, S.A.B. de C.V., par value Ps.3.780782962 per share

Series B common stock of Grupo Financiero Santander México, S.A.B. de C.V., par value Ps.3.780782962 per share

U.S.$500,000,000 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

[1]	On January 29, 2018, Grupo Financiero Santander México, S.A.B. de C.V. (“Grupo Financiero Santander México”) completed its merger (the “Merger”) with and into Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Banco Santander México”), its subsidiary. As a result of the Merger, Grupo Financiero Santander México ceased to exist; each shareholder of Grupo Financiero Santander México received one share of Banco Santander México for each share of Grupo Financiero Santander México held; and the shares underlying Grupo Financiero Santander Mexico’s ADSs were substituted for shares of Banco Santander México and the ADSs were listed on the NYSE in Banco Santander México’s name. In addition, Banco Santander México assumed by supplemental indenture all of the payment and other obligations of Grupo Financiero Santander México under the 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Grupo Financiero Santander México, which was merged with and into Banco Santander México, under the Exchange Act, and does not affect the reporting obligations of Banco Santander México, which is the successor to Grupo Financiero Santander Mexico under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as successor to Grupo Financiero Santander México, S.A.B. de C.V., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2018	By:	/s/ Hector Grisi Checa
Name: Hector Grisi Checa
Title: Executive President and Chief Executive Officer